Exhibit 21.1

Subsidiaries of Medical Staffing Network Holdings, Inc.

Name of Subsidiary	Jurisdiction of Incorporation/Organization
Medical Staffing Holdings, LLC	Delaware
Medical Staffing Network, Inc.	Delaware
MSN-Illinois Holdings, Inc.	Delaware
Medical Staffing Network of Illinois, LLC	Illinois
Medical Staffing Network Assets, LLC	Illinois